Stone Harbor Investment Funds

31 West 52nd Street, 16th Floor
New York, NY 10019

July 26, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah O’Neal-Johnson

Re: Stone Harbor Investment Funds (File Nos. 333-141345 and 811-22037)

Dear Ms. O’Neal-Johnson:

On behalf of the Stone Harbor Investment Funds (the “Registrant”), we are writing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) received by telephone on June 29, 2016 relating to Post-Effective Amendment No. 25 to the Registrant’s registration statement on Form N-1A filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2016 (the “Registration Statement”).  The Registration Statement relates to a new series of the Registrant, Stone Harbor Equity Return Portable Alpha Fund (the “Fund”).

Please note that pursuant to your instructions, the Registrant has already responded to certain of your comments regarding the Fund’s name on July 12, 2016. The Registrant’s responses to the remainder of your comments are set forth below. For convenience of reference, the Staff’s comments have been summarized before the response.  Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. Changes to the Registration Statement described below are shown underlined and will be incorporated in a post-effective amendment to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

1.      Comment: Prior to the effectiveness of the Fund, please provide to the Staff the fee and expense information that was not disclosed in the Fund’s May 25, 2016 filing of the Registration Statement.

Response: Please find the fee and expense information included as Exhibit A to this letter.

2.      Comment: Please revise footnote 4 to the “Annual Fund Operating Expenses Table” in the “Fees and Expenses of the Fund” section of the Prospectus to include that the Adviser may only recoup fees and expenses so long as such recoupment does not cause the total annual operating expenses of the Fund to exceed the expense cap at the time of waiver and the expense cap at the time of recoupment.

Response: In response to the Staff’s comment, the Fund has revised footnote 4 to state:

Stone Harbor Investment Funds

31 West 52nd Street, 16th Floor
New York, NY 10019

July 26, 2016

Stone Harbor Investment Partners LP, the Fund’s investment adviser (the “Adviser”), has agreed to limit the amount of the Fund’s total annual fund operating expenses, exclusive of Acquired Fund Fees and Expenses, brokerage expenses, interest expense, taxes and extraordinary expenses, to 60% and 85% of the Fund’s average daily net assets for Institutional Class shares and Distributor Class shares, respectively. This agreement is in effect through September 30, 2018, may only be terminated before then by the Board of Trustees, and is reevaluated on an annual basis. The Adviser will be permitted to recover, on a class-by-class basis, fees and expenses it has borne through the agreement described above to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the relevant agreement, provided that the amount of such recovered fees and expenses does not cause the total annual operating expenses in any such year to exceed the applicable limits described above or any other lower limit then in effect. The Fund will not be obligated to pay any such reduced fees and expenses more than three years after the end of the fiscal year in which the fee and expense was reduced.

3.      Comment: The “Principal Investment Strategies of the Fund” section states that “[t]he Fund typically will seek to gain long exposure to the S&P 500 Index through the use of S&P 500 Index derivatives in an amount, under normal market circumstances, approximately equal to the Fund’s net assets in an attempt to equal or exceed the daily performance of the S&P 500 Index.” Please clarify whether the Fund will attempt to equal or exceed the performance of the S&P 500 Index net of expenses or gross of expenses?

Response: The Fund currently seeks to equal or exceed the performance of the S&P 500 Index net of expenses, however, it is possible that the Fund will equal or exceed the performance of the S&P 500 gross of expenses or will have a lower return than the S&P 500. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

4.      Comment: Please include a definition and example of the term “duration” in the Prospectus.

Response: In response to the Staff’s comment, the Fund will include the following definition and example in the “Fixed Income Instruments” sub-section of the “More on the Fund’s Investments and related Risks” section of the Prospectus:

Duration is a measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. As duration increases, volatility increases as applicable interest rates change. For example, the value of a portfolio of fixed income securities with an average duration of one year would generally be expected to decline by approximately 1% if interest rates rose by one percentage point.

Stone Harbor Investment Funds

31 West 52nd Street, 16th Floor
New York, NY 10019

July 26, 2016

5.      Comment: The Fund’s disclosure under “Principal Investment Strategies of the Fund” states that the types of fixed income instruments in which the Fund may invest includes “144A securities, money market instruments including commercial paper and agency discount notes, and derivatives related to these types of securities.” Please confirm whether the Fund expects to use derivatives related to the types of securities listed above to a significant extent.

Response: The Registrant confirms that it does not currently expect to use derivatives related to 144A securities and money market instruments to a significant extent.

6.      Comment: The first sentence in the last paragraph under the section “Principal Investment Strategies of the Fund” refers to futures, options, swaps, including total return swaps, credit default swaps, and credit linked notes. Please confirm whether the Fund intends to invest primarily in these types of derivatives. Additionally, please italicize or bold the following sentence in the same paragraph: “The Fund may use derivatives to a significant extent.”

Response: The Registrant confirms that it currently intends to primarily use future contracts, but retains the flexibility to use additional derivatives as disclosed in the section referenced above. The Registrant confirms that it will italicize the sentence referenced above.

7.      Comment: To the extent that the Fund invests in credit default swaps, please confirm that the Fund will segregate assets equivalent to the full notional value of any credit default swaps its holds.

Response: The Registrant confirms that it is the Fund’s current intention to segregate assets on a notional basis where the Fund is the seller of the credit default swap.

8.      Comment: Please confirm that if the Fund enters into total return swap agreements, it will comply with the segregation recommendations in Securities Trading Practices of Investment Companies, Rel. No. IC-10666 (April 18, 1979) (“Release 10666”).

Response: The Registrant confirms that if the Fund enters into total return swap agreements, it will comply with the segregation recommendations in Release 10666.

9.      Comment: Please confirm that the Registrant is familiar with the letter dated July 30, 2010 from Barry Miller of the staff of the SEC to Karrie McMillan of the Investment Company Institute regarding derivatives-related disclosure by investment companies and the information contained in the letter. Please confirm that the Fund’s derivatives-related disclosure is consistent with the letter’s recommendations.

Stone Harbor Investment Funds

31 West 52nd Street, 16th Floor
New York, NY 10019

July 26, 2016

Response: The Registrant confirms that it is familiar with the letter. In response to the Staff’s comment, the Fund will include the following disclosure in the “Principal Investment Risks of Investing in the Fund” section of the Prospectus:

Futures Risk – The use of futures contracts involves risks different from, or possibly greater than, the risks associated with investing directly in securities. These risks include leverage risk, counterparty risk, risk of mispricing or improper valuation and the risk that changes in the value of the futures contract may not correlate perfectly with the underlying index.

The Registrant believes that the Fund’s disclosure regarding derivatives is otherwise appropriate in light of the letter’s recommendations. The Registrant notes that the “Derivatives Risk” sub-section in the section “Principal Investment Risks of Investing in the Fund” contains discussion of specific risks associated with each of the types of derivatives included in the Fund’s principal investment strategy.

10.  Comment: Please confirm whether investing in non-U.S. securities is part of the Fund’s principal investment strategy.  If so, please include disclosure to that effect.

Response: The Registrant confirms that investing in non-U.S. securities is not a principal investment strategy of the Fund.  In response to the Staff’s comment, the Fund has removed “Non-U.S. Securities Risk” from the section “Principal Risks of Investing in the Fund.”

11.  Comment: Please include disclosure in the section “Principal Risks of Investing in the Fund” regarding the risk of substantial losses to the Fund due to its investments in derivatives. This may be satisfied by including the following disclosure from the back of the Prospectus in the “Principal Risks of Investing in the Fund” section:

“Even a small investment in derivative contracts can have a large impact on the Fund’s market, currency and interest rate exposure. Therefore, using derivatives can disproportionately increase losses and reduce opportunities for gains when market prices, currency rates or interest rates are changing. The Fund may not fully benefit from or may lose money on derivatives if changes in their value do not correspond accurately to changes in the value of the Fund’s holdings.”

Please also italicize or bold the above language.

Response: The Fund will include the above disclosure in the “Principal Risks of Investing in the Fund” section of the Prospectus.  However, the Fund respectfully declines to italicize this disclosure in the “Fund Summary”, as it believes that it would inappropriately highlight this particular risk as compared to all the other risks to which the Fund is subject, and therefore would be unhelpful to investors.

Stone Harbor Investment Funds

31 West 52nd Street, 16th Floor
New York, NY 10019

July 26, 2016

12.  Comment: Please italicize or bold the following last sentence of the third paragraph of the sub-section “Derivative Transactions” in the section “More on the Fund’s Investments and Related Risks”: “The Fund’s investments in derivatives are also subject to the risks associated with the underlying reference assets, and derivatives can make the Fund less liquid and harder to value, especially in declining markets.”

Response: The Fund will italicize the sentence referenced above.

13.                 Comment: The Fund includes disclosure regarding structured notes in the sub-section “Derivative Transactions” in the section “More on the Fund’s Investments and Related Risks.” Please confirm whether investments in structured notes are part of the Fund’s principal investment strategy and, if so, include disclosure regarding structured notes in the “Principal Investment Strategies of the Fund” section.

Response: The Registrant believes that its use of structured notes is adequately disclosed in the “Principal Investment Strategies of the Fund” section. The Registrant notes that the last paragraph of such section regarding the Fund’s use of derivatives includes credit linked notes as a derivative in which the Fund may invest.  Additionally, the sub-section “Derivatives Risk” in the “Principal Risks of Investing in the Fund” section includes the risks related to investments in credit linked notes. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

14.                 Comment: In the “Tax Information” section of the “Fund Summary” section of the Prospectus, please include the following language at the end of the last sentence “, which may be taxed upon withdrawal.”

Response: The Fund will include the language referenced above.

15.                 Comment: If the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities are included on the Fund’s website, please disclose the website address.

Response: The Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities are not included on a Fund website.

16.                 Comment: In the “Management” section of the back of the Prospectus, please include the following language to the last sentence of the last paragraph: “for the period ended May 31.”

Stone Harbor Investment Funds

31 West 52nd Street, 16th Floor
New York, NY 10019

July 26, 2016

Response: The Fund will include the language referenced above.

On behalf of the Registrant, we acknowledge that (i) the SEC is not foreclosed from taking any action with respect to these filings; (ii) the SEC Staff’s review of these filings, under delegated authority, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Registrant will not assert the SEC Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please do not hesitate to call me at (212) 548-1044 if you have any questions or require additional information.

Best regards,

/s/ Allyson Burg

Allyson Burg

Cc:       Adam J. Shapiro, Esq.

            Michael G. Doherty, Esq.

Stone Harbor Investment Funds

31 West 52nd Street, 16th Floor
New York, NY 10019

July 26, 2016

EXHIBIT A

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (Fees Paid Directly From Your Investment)
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of the offering price)	None
Maximum Deferred Sales Charge (load) on Redemptions	None
Redemption Fee (as a percentage of exchange price or amount redeemed)	None

Annual Fund Operating Expenses (Expenses That You Pay Each Year as a Percentage of the Value of Your Investment)
	Institutional Class Shares	Distributor Class Shares
Management Fees	0.45%	0.45%
Distribution and Service (12b-1) Fee	None	0.25%(2)
Other Expenses(1)	0.90%	0.90%
Acquired Fund Fees and Expenses(3)	0.01%	0.01%
Total Annual Fund Operating Expenses	1.36%	1.61%
Fee Waiver and Expense Reimbursement(4)	0.75%	0.75%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(4)	0.61%	0.86%

(1) Estimated for the current fiscal year.

(2) Pursuant to a Distribution and Services (12b-1) Plan for Distributor Class shares, the Fund may pay 12b-1 fees at an annual rate of up to 0.50% of the average daily net asset value of Distributor Class shares. The Fund’s Board of Trustees has approved fees at an annual rate of 0.25% of the average daily net asset value for the current fiscal year. However, that rate may be increased up to 0.50% in subsequent years without shareholder approval.

(3) The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).

(4) Stone Harbor Investment Partners LP, the Fund’s investment adviser (the “Adviser”), has agreed to limit the amount of the Fund’s total annual fund operating expenses, exclusive of Acquired Fund Fees and Expenses, brokerage expenses, interest expense, taxes and extraordinary expenses, to 0.60% and 0.85% of the Fund’s average daily net assets for Institutional Class shares and Distributor Class shares, respectively. This agreement is in effect through September 30, 2018, may only be terminated before then by the Board of Trustees, and is reevaluated on an annual basis.  The Adviser will be permitted to recover, on a class-by-class basis, fees and expenses it has borne through the agreement described above to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the relevant agreement, provided that the amount of such recovered fees and expenses does not cause the total annual operating expenses in any such year to exceed the applicable limits described above or any other lower limit then in effect. The Fund will not be obligated to pay any such reduced fees and expenses more than three years after the end of the fiscal year in which the fee and expense was reduced.

Example

Stone Harbor Investment Funds

31 West 52nd Street, 16th Floor
New York, NY 10019

July 26, 2016

This example helps you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  After one year, the example does not take into consideration the Adviser's current agreement to waive fees.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years

Institutional Class Shares	$62	$278
Distributor Class Shares	$88	$357